Date:	June 26, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K/A
Filed June 12, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K/A furnished on June 12, 2009, which was dated June 16, 2009 and received on June 17, 2009. Our responses to the Commission’s comments are set forth below:

1.
Your Comment: We reviewed your response to comment number two in our letter dated May 21, 2009 and the revisions to your disclosure. We also reviewed your disclosure in Form 10-K filed April 15, 2009. It is unclear to us why the restatement of your financial statements had no impact on income for the year ended December 31, 2007 unless you imputed interest income on the loans made to Zhaoheng Industrial with interest at a rate equal to the interest rate paid on the bank loans. Please tell us whether you imputed interest on the loans to Zhaoheng Industrial. If so, tell us your basis in GAAP for imputing interest in light of the guidance in APB 21. In particular, please specifically discuss whether you exchange some other rights and privileges together with the cash exchange for the notes and the natures of the rights or privileges included in the exchange. Otherwise, tell us the GAAP literature that supports charges to additional paid-in capital to correct the cumulative and income statement effects of the accounting error.

Our Response: We respectfully advise the Commission that we did not charge interest to Shenzhen Zhaoheng Industrial Co., Ltd. (“Zhaoheng Industrial”) prior to January 1, 2008 on book, and began to charge interest at 120% of the bench mark rate set by the People’s Bank of China from January 1, 2008. In addition, we did not exchange any other rights and privileges together with the cash exchange for the notes.

As we stated in our response letter to the Commission on May 18, 2009, the interest on loans to Zhaoheng Industrial was inadvertently capitalized to our construction in progress account in the amount of $3,965,150. When management was made aware that interest was not being charged to Zhaoheng Industrial, it was determined that repayment was not likely and it was determined that the sensible approach was to have this deemed as a dividend. Since retained earnings was not sufficient to record this interest forgiven as a deemed dividend, it was recorded as a debit to additional paid in capital. Had the Company recorded this interest income, they determined that due to the unlikely recovery of this interest income, it would have been written off resulting in a net zero effect on their statement of operations. Ultimately, the interest capitalized construction in progress was correctly reduced for the interest attributable to the loan to Zhaoheng Industrial, and the corresponding side of that transition was deemed dividend, recorded as a debit to additional paid in capital. We hereby submit the Board consent, dated April 15, 2009, that ratified and/or approved the restatement of financial information and certain corporate action as exhibit.

As there was no imputed interest, APB 21 was not applied. In addition, the Company did not exchange other rights and privileges which would have resulted in an imputed interest situation, and the application of APB 21. With regards to applying forgiveness of debt to additional paid in capital, management believes that GAAP literature is silent on this matter in this situation. If GAAP literature had espoused that this transaction be recorded in a manner dissimilar to the approach used by management, the Company would have recorded it in such a manner.

Please do not hesitate to contact me at +86-755-8207-0966 with any questions or comments regarding the above explanations.

With best regards,

/s/ Guosheng Xu
Guosheng Xu
Chief Executive Officer

Exhibit

UNANIMOUS CONSENT IN LIEU OF A
MEETING OF DIRECTORS OF
ZHAOHENG HYROPOWER COMPANY

The undersigned, being all the directors of Zhaoheng Hydropower Company, a corporation of the State of Nevada (the “Corporation”), do hereby adopt the following resolutions to authorize, approve and ratify the actions of the Officers and Directors of the Corporation not reflected in previous minutes of the Corporation without the formality of convening a meeting, and do hereby ratify the following actions of this Corporation, which actions are hereby deemed effective as of the date hereof:

RESOLVED, that the financial statements of the Corporation audited by Sherb & Co., LLP, the Corporation’s independent registered public accounting firm (“Sherb”), and included in Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2009, be and are hereby ratified and approved as presented.

RESOLVED, that the restated financial statements of the Corporation audited by Sherb  and included in Form 8-K/A filed with the Commission on April 15, 2009, be and are hereby ratified and approved as presented.

RESOLVED, that the conclusion by the Officers or Directors of the Corporation that the previously issued financial statements for the fiscal year ended December 31, 2007 and included in Form 8-K filed with the Commission on May 14, 2008, Form 8-K/A filed with the Commission on September 4, 2008 and the previously issued financial statements for the quarters ended June 30, 2009 and September 30, 2009 and included in Form 10-Q filed with the Commission on August 14, 2009 and November 14, 2009, respectively, should no longer be relied upon as of April 15, 2009, be and is hereby ratified and affirmed as an authorized action of the Corporation.

RESOLVED, that interest on loans to Zhaoheng Industrial which was inadvertently capitalized to construction in progress account in the total amount of $3,965,150 during fiscal years 2004 to 2007 be deemed as dividend to Zhaoheng Industrial and recorded as a debit to additional paid in capital, be and is hereby ratified and affirmed as an authorized action of the Corporation.

The undersigned, by affixing their signatures hereto, do hereby authorize, approve and ratify the foregoing resolutions in their capacity as the directors of the Corporation and that the said resolutions have been duly recorded and are in full force and effect.

Dated:  April 15, 2009

By:  /s/ Guosheng Xu
Guosheng Xu

By:  /s/ Huizhou Cheng
Huizhou Cheng

By:  /s/ Hong Zhu
Hong Zhu

By:  /s/ Heung Sang Fong
Heung Sang Fong